SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SMART FOR LIFE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83204U103

(CUSIP Number)

May 30, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83204U103	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ionic Ventures, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 367,256 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 367,256 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 367,256 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.80%
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	As more fully described in Item 4, this does not give effect to shares of common stock not beneficially owned or for which similar restrictions preventing their ownership are in force or the full exercise of the Common Stock Purchase Warrants (the “Common Stock Warrants”) and Series A Warrants (the “Series A Warrants”, together with the Common Stock Warrants, the “Warrants”) owned by the reporting person, which conveyance and exercise are subject to a beneficial ownership blocker.

CUSIP No. 83204U103	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keith Coulston
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 367,256 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 367,256 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 367,256 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.80%
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	As more fully described in Item 4, this does not give effect to shares of common stock not beneficially owned or for which similar restrictions preventing their ownership are in force or the full exercise of the Warrants owned by the reporting person, which conveyance and exercise are subject to a beneficial ownership blocker.

CUSIP No. 83204U103	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brendan O’Neil
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,000
	6.	SHARED VOTING POWER 367,256 (1)
	7.	SOLE DISPOSITIVE POWER 7,000
	8.	SHARED DISPOSITIVE POWER 367,256 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 374,256 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	As more fully described in Item 4, this does not give effect to shares of common stock not beneficially owned or for which similar restrictions preventing their ownership are in force or the full exercise of the Warrants owned by the reporting person, which conveyance and exercise are subject to a beneficial ownership blocker.

CUSIP No. 83204U103	13G	Page 5 of 10 Pages

Item 1(a). Name of Issuer:

Smart for Life, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 990 S Rogers Circle, Suite 3, Boca Raton, FL 33487.

Item 2(a). Names of Persons Filing:

This statement is filed by:

(i) Ionic Ventures LLC, a California limited liability company (“Ionic”);

(ii) Keith Coulston (“Mr. Coulston”); and

(iii) Brendan O’Neil (“Mr. O’Neil”).

The foregoing person is hereinafter sometimes collectively referred to as the (“Reporting Persons”). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 3053 Fillmore Street, Suite 256, San Francisco, CA 94123.

Item 2(c). Citizenship:

Ionic is a limited liability company organized under the laws of California. Each of Mr. Coulston and Mr. O’Neil is a citizen of the United States.

Item 2(d). Title of Class of Securities:

The title of the class of securities to which this statement relates is the Common Stock, par value $0.0001 per share.

Item 2(e). CUSIP Number: 83204U103

CUSIP No. 83204U103	13G	Page 6 of 10 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on (i) 3,719,057 shares of Common Stock outstanding as of June 5, 2023, as reported in the Issuer’s Registration Statement on Form S-3, filed with the U.S. Securities and Exchange Commission on June 5, 2023, and (ii) 27,256 shares of Common Stock that are issuable upon exercise of the Warrants held by Ionic, which further exercise is subject to a blocker (the “Blocker”).

As of June 6, 2023, Ionic has the right to (i) 463,532 shares of Common Stock not beneficially owned or for which restrictions preventing their ownership are in force (the “Contingent Shares”) and (ii) Common Stock Warrants and Series A Warrants that are exercisable into additional shares of Common Stock pursuant to, and in accordance with, the exercise price and terms of the Warrants, all of which are subject to the Blocker. Due to the Blocker, Ionic is prohibited from (i) conveying the 463,532 shares of Common Stock that are contingent and subject to ownership limitations or restrictions if, as a result of such conveyance, the holder, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the conveyance; (ii) exercising the Common Stock Warrants into shares of Common Stock if, as a result of such exercise, the holder, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise; (iii) exercising the Series A Warrants into shares of Common Stock if, as a result of such exercise, the holder, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 4.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise. Consequently, as of the date of the event which requires the filing of this statement, Ionic is not able to convey all of the Contingent Shares or exercise all of the Warrants due to the Blocker.

As of June 6, 2023, Ionic is the beneficial owner of 367,256 shares of Common Stock (the “Shares”). Ionic has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its managers, Messrs. O’Neil and Coulston. Messrs. O’Neil and Coulston, as managers of Ionic, have shared power to vote and/or dispose of the Shares beneficially owned by Ionic. By reason of the provisions of Rule 13d-3 of the Act, Messrs. O’Neil and Coulston may be deemed to beneficially own the Shares beneficially owned by Ionic.

As of June 6, 2023, Mr. O’Neil additionally held directly, and was the beneficial owner of, 7,000 shares of Common Stock. Mr. Coulston does not directly own any Common Stock. Ionic does not have the power to vote and/or dispose of the shares of Common Stock held directly by Mr. O’Neil and thus does not beneficially own those shares of Common Stock.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 83204U103	13G	Page 7 of 10 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 83204U103	13G	Page 9 of 10 Pages

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2023	IONIC VENTURES, LLC

/s/ Keith Coulston
Name: Keith Coulston
Title: Partner

/s/ Brendan O’Neil
Brendan O’Neil

/s/ Keith Coulston
Keith Coulston

CUSIP No. 83204U103	13G	Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: June 6, 2023	IONIC VENTURES, LLC
/s/ Brendan O’Neil
Name: Brendan O’Neil Title: Manager

KEITH COULSTON
/s/ Keith Coulston

BRENDAN O’NEIL
/s/ Brendan O’Neil